[VANGUARD SHIP LOGO/R/]


                                                     P.O. Box 2600
                                                     Valley Forge, PA 19482-2600

                                                     610-669-4294
                                                     Michael_Drayo@vanguard.com

May 28, 2009

Christian Sandoe, Esq.
U.S. Securities and Exchange Commission                    VIA ELECTRONIC FILING
100 F Street, N.E.
Washington, DC  20549

RE:      VANGUARD STAR FUNDS (THE "TRUST")
         FILE NO.  2-88373

Dear Mr. Sandoe,

This letter responds to your comments of May 20, 2009 on Post-Effective Amendment No. 49 to the Trust's registration statement that was filed on April 3, 2009.

COMMENT 1:        PROSPECTUS - FUND PROFILE-VANGUARD DEVELOPED MARKETS INDEX
                  FUND
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Comment:          Confirm that the term "major markets" in the investment
                  objective for the fund means developed
                  markets.

Response:         We confirm that the term "major markets" means developed
                  markets. We will leave this unchanged.

COMMENT 2:        PROSPECTUS - PRIMARY INVESTMENT STRATEGIES - VANGUARD TOTAL
                  INTERNATIONAL STOCK INDEX FUND
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Comment:          Is the Fund's index created by Vanguard or an unaffiliated entity? If the index is created by Vanguard, how is the index constructed? Consider providing additional disclosure on the Fund's index.

Response:         As disclosed under the primary investment strategies for Total
                  International Stock Index Fund, the fund tracks the Total
                  International Composite Index (the "Composite Index"). Since
                  August 24, 2006, the Composite Index has been the same as the MSCI EAFE + Emerging Markets Index (the "MSCI Index"). Both the Composite Index and the MSCI Index are a weighted blend of the stocks in the MSCI Europe Index, the MSCI Pacific Index, and the MSCI Emerging Markets Index (collectively, the
                  "underlying indexes").

                  The fund tracks the Composite Index (rather than the MSCI Index) for historical reasons. Prior to August 24, 2006, (i) the fund obtained its emerging markets exposure through a mutual fund that tracked the Select Emerging Markets Index (rather than the MSCI Emerging Markets Index), and (ii) the Composite Index was a weighted blend of the stocks in the MSCI Europe Index, the MSCI Pacific Index, and the Select Emerging Markets Index (rather than the MSCI Emerging Markets Index). The Select Emerging Markets Index was a customized version of the MSCI Emerging Markets Index administered exclusively for Vanguard by MSCI.

                  On August 24, 2006, the fund began to obtain its emerging markets exposure through a mutual fund that tracks the MSCI Emerging Markets Index (rather than the Select Emerging Markets Index). Since that date, the performance of the Composite Index and the MSCI Index has been the same. Since March 12, 2009, the Fund has obtained exposure to the Composite Index by investing directly in securities included in the Composite Index, rather than indirectly through Vanguard mutual funds.

                  The performance of the Composite Index is calculated by Vanguard based upon the market-value-weighted returns of the underlying indexes, which are calculated by MSCI. We will provide additional disclosure on the fund's index in the prospectus and SAI.

COMMENT 3:        PROSPECTUS - INVESTMENT ADVISOR
--------------------------------------------------------------------------------
Comment:          Portfolio managers need to be listed for the Developed Markets
                  Index Fund.

Response:         We will amend the prospectus to include this information.

COMMENT 4:        PROSPECTUS - PRIMARY RISKS - VANGUARD DEVELOPED MARKETS INDEX
                  FUND AND VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND
--------------------------------------------------------------------------------
Comment:          Consider including additional risk disclosure of investing in a specific country if a fund commits a substantial amount of its assets to issuers located in the country.

Response:         We will add additional risk disclosure to highlight that each fund is particularly exposed to the risks associated with investing in issuers located in Japan and the United Kingdom.

COMMENT 5:        TANDY REQUIREMENTS
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As required by the SEC, the Fund acknowledges that:
o The Funds are responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.
o The Funds may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at 610-669-4294 with any questions or comments regarding the above responses. Thank you.

Sincerely,

Michael Drayo
Associate Counsel

The Vanguard Group, Inc.